UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Allotment Notice
99.2	Allotment Notice
99.3	Allotment Notice
99.4	Allotment Notice
99.5	Allotment Notice
99.6	Allotment Notice
99.7	Allotment Notice
99.8	Allotment Notice
99.9	Allotment Notice
99.10	Allotment Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 11th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

26 October 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  2,250 shares

  2,250 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.015% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 to Canada (no restrictions now apply), nor to US until 1 December 2004

  14,762,966 ordinary shares in total after issue;

1,984,250 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 22 October 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

26 October 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  150,000 shares

  150,000 options exercised at US$1.00

  Cash

  N/a

  Shares issued equivalent to 1.016% of total ordinary shares now on issue

  Reason for issue – exercise of options

  Option terms dated 15 October 2002

  Terms: Shares not transferable until 15 February 2003 in Canada (no restriction now apply), not transferable to US citizens for 40 days after issue (30 November 2004)

  14,760,716 ordinary shares in total after issue;

1,986,500 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 21 October 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

28 October 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  9,908 shares

  (i) 7,408 warrants exercised at NZ$1.85, and

(ii) 2,500 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.067% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) Warrant terms dated 12 November 2003 under share exchange agreement of same date; and

(ii) warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (6 December 2004)

  14772,874 ordinary shares in total after issue;

1,981,750 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 28 October 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

4 November 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  750 shares

  750 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.005% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 to Canada (no restrictions now apply), nor to US until 12 December 2004

  14,773,624 ordinary shares in total after issue;

1,981,000 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 2 November 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

8 November 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  3250 shares

  3250 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.022% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 to Canada (no restrictions now apply), nor to US until 12 December 2004

  14,776,874 ordinary shares in total after issue;

1,977,750 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 2500 on 5 November 2004; 750 on 8 November 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

15 November 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  53,150 shares

  (i) 48,150 warrants exercised at NZ$1.85, and

(ii) 5,000 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.358% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) Warrant terms dated 12 November 2003 under share exchange agreement of same date; and

(ii) warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (21 December 2004)

  14,830,024 ordinary shares in total after issue;

1,972,750 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 11 November 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

18 November 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  177,845 shares

  177,845 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 1.185% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 to Canada (no restrictions now apply), nor to US until 12 December 2004

  15,007,869 ordinary shares in total after issue;

1,794,905 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 28,850 on 15 November 2004;

19,250 on 16 November 2004;

129,745 on 17 November 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

22 November 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  78,130 shares

  (i) 29,630 warrants exercised at NZ$1.85, and

(ii) 48,500 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.517% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) Warrant terms dated 12 November 2003 under share exchange agreement of same date; and

(ii) warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (31 December 2004 and 1 January 2005)

  15,085,999 ordinary shares in total after issue;

1,746,409 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 12,500 NZ$2.10 warrants on 18 November 2004;

29,630 NZ$1.85 warrants and 36,000 NZ$2.10 warrants on 19 November 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

25 November 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  55,250 shares

  55,250 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.365% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  warrant terms dated 5 January 2004

  Terms: Shares not transferable to Canadian citizens until 6 May 2004 (no restrictions now apply), nor to US until 1 to 3 January 2005

  15,141,249 ordinary shares in total after issue;

1,691,155 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 48,750 on 22 November 2004;

2,500 on 23 November 2004;

4,000 on 24 November 2004.

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

16 December 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  68,100 shares

  68,100 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.413% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  warrant terms dated 5 January 2004 under NZ public float

  Terms: Shares not transferable to Canadian citizens until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (22 to 24 January 2005, respectively)

  16,481,814 ordinary shares in total after issue;

1,496,932 warrants in total trading on NZSX after issue

  N/a

  Date(s) of issue:

5,250 NZ$2.10 warrants on 13 December 2004;

15,500 NZ$2.10 warrants on 14 December 2004;

47,350 NZ$2.10 warrants on 15 December 2004.